Phone:	(202) 772-5887

Fax:	(202) 572-1434

Email:	Gottfried@BlankRome.com
June 5, 2009
VIA EDGAR AS CORRESP AND
FACSIMILE TRANSMISSION TO (202) 772-9203
Perry J. Hindin, Esq., Special Counsel
Daniel Duchovny, Esq., Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Tollgrade Communications, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 20, 2009
Additional Soliciting Materials filed pursuant to Rule 14a-12 on May 20, 2009
File No. 000-27312
Dear Messrs. Hindin and Duchovny:
     On behalf of our client, Tollgrade Communications, Inc., a Pennsylvania corporation (“Tollgrade” or the “Company”), we have set forth below Tollgrade’s responses to the comments of the Staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or the “Commission”) contained in your letter to Tollgrade, dated May 28, 2009 (the “Comment Letter”), commenting on Tollgrade’s Preliminary Proxy Statement on Schedule 14A that was filed with the Commission on May 20, 2009 (the “Preliminary Proxy Statement”). For the Staff’s convenience and ease of reference, the numbered paragraphs below correspond to the paragraph numbers in the Comment Letter and the text of each of the Staff’s comments is set forth in this letter in italics with the response immediately following each italicized comment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Preliminary Proxy Statement. Included in Annex A hereto is the written statement requested from the Company.
     Concurrently with the delivery of this letter, Tollgrade is filing with the Commission a revised Preliminary Proxy Statement dated June 5, 2009 (the “Revised Preliminary Proxy Statement”) containing the revisions described in this letter.

Perry J. Hindin, Esq.
Daniel Duchovny, Esq.
United States Securities and Exchange Commission
June 5, 2009

Schedule 14A
Who will solicit proxies on behalf of the Board, page 10
     1. Staff Comment: We remind you that all written soliciting materials, including any scripts to be used in soliciting proxies in person, over the telephone, via telegram, facsimile or electronic mail correspondence and information posted on the Internet must be filed under the cover of Schedule 14A. Please refer to Rule 14a-6(b) and (c). Please confirm the Company’s understanding.
          Response: The Company acknowledges the Staff’s comment and confirms that it understands its obligations to comply with Rule 14a-6(b) and (c) under the Securities Exchange Act of 1934, as amended.
Proposal No. 1 Election of Directors, page 13
     2. Staff Comment: We note the reference on page 21 to a letter dated May 18, 2009 the Company received from the Ramius Group. Please revise your disclosure to include all correspondence received from the Ramius Group that is referenced in this section.
          Response: In response to the Staff’s comment, the Company has revised its disclosure on page 21 to include a summary of the letter dated May 18, 2009 that the Company received from the Ramius Group.
     3. Staff Comment: The first two paragraphs on page 25 appear to imply that the Ramius Group nominees will not act on behalf of all shareholders. Please avoid statements that directly or indirectly impugn the character, integrity or personal reputation of the Ramius Group nominees, or directly or indirectly make charges about them concerning improper, illegal or immoral conduct or associations, without adequate factual foundation. Please do not use these or similar statements in the Company’s soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the Company does have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as an opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that the Company expresses. Please confirm to us that the participants in the solicitation will not include in future soliciting materials any statements of or similar to the type we have described in this comment. In addition, please either remove the offending text or revise the disclosure to provide support within the proxy statement, e.g., by footnote or otherwise, for such statements. Please refer to Rule 14a-9 under the Securities Exchange Act of 1934, as amended.

Perry J. Hindin, Esq.
Daniel Duchovny, Esq.
United States Securities and Exchange Commission
June 5, 2009

          Response: Tollgrade acknowledges the Staff’s comment, confirms that it understands its obligations to comply with Rule 14a-9 under the Securities Exchange Act of 1934, as amended, and confirms that it will not include in future soliciting materials any statements of or similar to the type that the Staff has described in this comment. In response to the Staff’s comment, the full text of the letter has been deleted and, in lieu thereof, has been replaced with a summary of the letter.
Employment Agreements, Separation of Employment and Change-In-Control Agreements, page 58
     4. Staff Comment: Please supplement the disclosure to indicate whether the election of the Ramius Group nominees would constitute a change of control under the agreements described in this section and trigger any payment obligations of the Company.
          Response: In response to the Staff’s comment, the Company has added additional disclosure to confirm that the election of the Ramius Group nominees would not constitute a change of control under the change of control agreements described in the cited section and, accordingly, would not trigger any obligation of the Company to make payments thereunder.
Miscellaneous Information Concerning Participants, page A-4
     5. Staff Comment: Please tell us why the Company needs to qualify its disclosure “to the best of [its] knowledge.” What prevents it from knowing and disclosing this information? Please explain or delete the qualifier.
          Response: In response to the Staff’s comment, the Company has deleted the qualifier with respect to the information it has provided with respect to participants.
[BALANCE OF PAGE INTENTIONALLY LEFT BLANK]

Perry J. Hindin, Esq.
Daniel Duchovny, Esq.
United States Securities and Exchange Commission
June 5, 2009

*   *   *   *   *   *
     If the Staff of the Commission has any questions or comments regarding the accompanying Revised Preliminary Proxy Statement or any aspects of Tollgrade’s proxy solicitation referred to therein, please telephone the undersigned of Blank Rome LLP or Paul J. DeRosa of Cohen & Grisby, P.C., each being counsel to Tollgrade, at (202) 772-5887 and (412) 297-4821, respectively. Facsimile transmissions may be sent to either of us at (202) 572-1434 and (412) 209-0672, respectively.

Very truly yours,
/s/ Keith E. Gottfried

Keith E. Gottfried

Enclosures

cc:	Joseph A. Ferrara, Tollgrade Communications, Inc.
Sara M. Antol, Esq., Tollgrade Communications, Inc.
Paul J. DeRosa, Esq., Cohen & Grisby, P.C.

Annex A
TOLLGRADE COMMUNICATIONS, INC.
493 Nixon Road
Cheswick, Pennsylvania 15024
June 5, 2009
VIA EDGAR AS CORRESP AND
FACSIMILE TRANSMISSION TO (202) 772-9203
Perry J. Hindin, Esq. Special Counsel
Daniel Duchovny, Esq., Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Tollgrade Communications, Inc.
Preliminary Proxy Statement on Schedule 14A filed May 20, 2009
Additional Soliciting Materials filed pursuant to Rule 14a-12 on
May 20, 2009
File No. 000-27312
Dear Messrs. Hindin and Duchovny:
     Tollgrade Communications, Inc., a Pennsylvania corporation (the “Company”), hereby acknowledges that:
     (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     (ii) the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Joseph A. Ferrara

Joseph A. Ferrara
Chairman of the Board and Chief Executive Officer